SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Amendment No. 3
Under the Securities Exchange Act of 1934

Florida Gaming Corporation
(Name of Issuer)

Common Stock Par Value $.20 Per Share
 (Title of Class of Securities)

340689 30 6
 (CUSIP No.)

Phillip E. Allen
Attorney at Law
12910 Shelbyville Road
Suite 130
Louisville, Kentucky 40243

(502) 254-1213
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2004
(Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1 (b)(3) or (4), check the following box:( )

Check the following box if a fee is being paid with this Statement: ( )

CUSIP NO. 340689 30 6

1. NAME OF REPORTING PERSON

Freedom Financial Corporation

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

35-1634756

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) X
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)( )

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

Number	7. SOLE VOTING POWER
of	None
Shares
Beneficially	8. SHARED VOTING POWER
Owned	1,034,491
By
Each	9. SOLE DISPOSITIVE POWER
Reporting	None
Person
With	10. SHARED DISPOSITIVE POWER
1,034,491

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Freedom Financial Corporation beneficially owns 1,034,491 shares of common stock of Florida Gaming Corporation.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ( )

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31%

14. TYPE OF REPORTING PERSON

CO

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1. NAME OF REPORTING PERSON

Freedom Holding, Inc.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

35-1874929

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) X
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)( )

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Number	7. SOLE VOTING POWER
of	None
Shares
Beneficially	8. SHARED VOTING POWER
Owned	1,034,491
By
Each	9. SOLE DISPOSITIVE POWER
Reporting	None
Person
With	10. SHARED DISPOSITIVE POWER
1,034,491

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Freedom Holding, Inc. beneficially owns 1,034,491 shares of common stock of Florida Gaming Corporation.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ( )

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31%

14. TYPE OF REPORTING PERSON

HC

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1. NAME OF REPORTING PERSON

Collett Capital Corporation

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

35-2229653

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) X
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)( )

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number	7. SOLE VOTING POWER
of	None
Shares
Beneficially	8. SHARED VOTING POWER
Owned	1,034,491
By
Each	9. SOLE DISPOSITIVE POWER
Reporting	None
Person
With	10. SHARED DISPOSITIVE POWER
1,034,491

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Collett Capital Corporation beneficially owns no shares of common stock of Florida Gaming Corporation.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ( )

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14. TYPE OF REPORTING PERSON

CO

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1. NAME OF REPORTING PERSON

W. Bennett Collett

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) X
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E)( )

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

Number	7. SOLE VOTING POWER
of	480,000
Shares
Beneficially	8. SHARED VOTING POWER
Owned	1,034,491
By
Each	9. SOLE DISPOSITIVE POWER
Reporting	480,000
Person
With	10. SHARED DISPOSITIVE POWER
1,034,491

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

W. Bennnett Collett beneficially owns 1,514,491 shares of common stock of Florida Gaming Corporation.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES  SHARES ( )

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.5%

14. TYPE OF REPORTING PERSON

IN

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ITEM 1. SECURITY AND ISSUER.

Not Amended

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 is amended to read as follows:

This Schedule 13D is filed by Freedom Financial Corporation, Freedom Holding, Inc., Collett Capital Corporation, and W. Bennett Collett (the "Reporting Persons"). Freedom Financial Corporation previously filed a separate Schedule 13D with ten amendments thereto relating to shares of FGC Common Stock. Freedom Financial Corporation has elected to join the other reporting persons in filing this Schedule 13D in lieu of filing an 11th amendment to its separate Schedule 13D.

Freedom Financial Corporation. Freedom Financial Corporation is a wholly-owned subsidiary of Freedom Holding, Inc. Freedom Financial Corporation is organized under the laws of the State of Indiana. Its principal office is situated at 2669 Charlestown Road, Suite D, New Albany, Indiana 47150. Freedom Financial Corporation is principally engaged in the business of owning real estate and shares of Series E and F Preferred Stock of Florida Gaming Corporation. During the last five years, Freedom Financial Corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, subjected it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Freedom Holding, Inc. Freedom Holding, Inc. is owned 74.3% W. Bennett Collett. Freedom Holding, Inc. is organized under the laws of the State of Delaware. Its principal office is situated at 2669 Charlestown Road, Suite D, New Albany, Indiana 47150. Freedom Holding, Inc. is principally engaged in the business as a holding company for Freedom Financial Corporation. During the last five years, Freedom Holding, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, subjected it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Collett Capital Corporation. Collett Capital Corporation is a wholly-owned subsidiary of Freedom Financial Corporation. Collett Capital Corporation is organized under the laws of the State of Delaware. Its principal office is situated at 2669 Charlestown Road, Suite D, New Albany, Indiana 47150. Collett Capital Corporation is not currently engaged in any business. During the last five years, Collett Capital Corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, subjected it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

W. Bennett Collett. W. Bennett Collett's principal residence is 8288 Spyglass Drive, West Palm Beach, Florida 33142. His principal occupation is serving as the Chairman of the Board and Chief Executive Officer of Florida Gaming Corporation. However, he also serves as Chairman of the Board and Chief Executive Officer of Freedom Financial Corporation, Freedom Holding, Inc. and Collett Capital Corporation. During the last five years, W. Bennett Collett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, subjected him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. W. Bennett Collett is a citizen of the United States of America.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Not Amended.

ITEM 4. PURPOSE OF TRANSACTION.

  Not Amended.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

                Item 5 is amended to read as follows:

 Florida Gaming Corporation has 3,170,150 shares of FGC Common Stock issued and outstanding.

Freedom Financial Corporation. Freedom Financial Corporation owns of record 886,157 shares of FGC Common Stock, and beneficially owns 148,334 shares of FGC Common Stock as a result of its record and beneficial ownership of 1,000 shares of Series F Preferred Stock of Florida Gaming Corporation, which are convertible into an aggregate of 148,334 shares of FGC Common Stock. Freedom Financial Corporation also owns 200 shares of Series E Preferred Stock, but the conversion ratio of the Series E Preferred Stock into shares of FGC Common Stock is not currently ascertainable. Freedom Financial Corporation shares the power to vote and/or dispose of 1,034,491 shares (31%) of FGC Common Stock with Freedom Holding, Inc. and W. Bennett Collett.

Freedom Holding, Inc. Freedom Holding, Inc. beneficially owns 886,157 shares of FGC Common Stock owned of record by Freedom Financial Corporation, and 148,334 shares of FGC Common Stock owned of record by Freedom Financial Corporation as a result of its ownership of 100% of the shares of Freedom Financial Corporation. However, Freedom Holding, Inc. disclaims beneficial ownership of such shares. Freedom Holding, Inc. shares the power to vote and/or dispose of the 1,034,491 shares (31%) of FGC Common Stock with Freedom Financial Corporation and W. Bennett Collett.

Collett Capital Corporation. Collett Capital Corporation does not own any shares of FGC Common Stock.

W. Bennett Collett. W. Bennett Collett owns options to purchase 480,000 shares of FGC Common Stock, and has the sole power to vote and/or to dispose of such shares. W. Bennett Collett also owns beneficially 1,034,491 shares of FGC Common Stock as a result of his ownership of 74.3% of Freedom Holding,Inc., and he shares the right to vote and/or dispose of such shares with Freedom Holding, Inc. and Freedom Financial Corporation.

Collectively, W. Bennett Collett owns beneficially 1,514,491 shares (41%) of FGC Common Stock; he has the sole power to vote and to dispose of 480,000 shares, and he shares the power to vote or dispose of 1,034,491 shares. However, W. Bennett Collett disclaims that he beneficially owns any shares of FGC Common Stock owned of record or beneficially by Freedom Holding, Inc.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Item 6 is amended to add the following at the end thereof:

On December 22, 2004, Freedom Financial Corporation, Collett Capital Corporation, W. Bennett Collett, Robert L. Hurd, and the Hurd Family Partnership, L.P entered into a Rescission Agreement rescinding, ab initio, the Stock Purchase Agreement attached as Exhibit 1 to this Schedule 13D under which Freedom Financial Corporation sold 886,157 shares of FGC Common Stock to Collett Capital Corporation.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                Not Amended.

[SIGNATURE PAGE FOLLOWS]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 23, 2004	s/W. Bennett Collett
W. Bennett Collett

COLLETT CAPITAL CORPORATION

By:s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO

FREEDOM HOLDING, INC

By:s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO

FREEDOM FINANCIAL CORPORATION

By:s/W. Bennett Collett
W. Bennett Collett
Chairman and CEO

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